UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July, 2008

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Holding(s) in Company  24 July 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: July 24, 2008

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: July 24, 2008

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

BARCLAYS PLC

Notification of Major Interests in Shares

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	BARCLAYS PLC
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	NO
An event changing the breakdown of voting rights	NO
Other (please specify):______________
3. Full name of person(s) subject to notification obligation:	Qatar Investment Authority
4. Full name of shareholder(s) (if different from 3):	Qatar Holding LLC
5. Date of transaction (and date on which the threshold is crossed or reached if different):	22 JULY 200 8
6. Date on which issuer notified:	23 JULY 200 8
7. Threshold(s) that is/are crossed or reached:	6%

8: Notified Details
A: Voting rights attached to shares Qatar Holding LLC has acquired beneficial ownership of 522,755,622 ordinary shares in Barclays plc representing 6.42% of Barclays plc ’s total issued share capital.
Class/type of shares If possible use ISIN code Ordinary shares of 25 pence each	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares Below 3%	Number of voting rights Below 3%	Number of shares 522,755,622	Number of voting rights		Percentage of voting rights
				Direct 522,755,622	Indirect N/a	Direct 6.42%	Indirect N/a

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights
N/a	N/a	N/a	N/a	N/a

Total (A+B)
Number of voting rights	Percentage of voting rights
522,755,622	6.42%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Qatar Holding LLC is a wholly owned subsidiary of Qatar Investment Authority (“QIA”) and acts under QIA’s direction and control.

Proxy Voting: N/a
10. Name of proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

This notification has been prepared using the total voting rights figure of 8,144,337,814 in existence after the completion of the firm placing and placing and open offer by the Issuer , as set out in the prospectus dated 25 June 2008.

Contact name for enquiries:

Lawrence Dickinson
Company Secretary
020 7116 8099
24 July 2008